	Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

NOTICE TO NON-REGISTERED SHAREHOLDERS

RE: INTERIM MAILINGS

Intier Automotive Inc. ("Intier Automotive") maintains a Supplemental Mailing List which includes the names of certain shareholders each of whose shares are registered in the name of a broker, bank or other intermediary rather than in the shareholder's own name. Intier Automotive mails interim financial material (e.g., quarterly reports) directly to such non-registered shareholders on the Supplemental Mailing List. This list is in addition to, and separate from, the Registered Shareholder Mailing List maintained by Intier Automotive's Registrar and Transfer Agent.

Our Supplemental Mailing List is re-created annually. If you are a non-registered shareholder and wish to be added to our Supplemental Mailing List so as to receive interim financial material (e.g., quarterly reports), please complete the reply section below and return this notice to the address noted below.

Registered shareholders will continue to receive interim mailings and need not reply.

Non-registered shareholders who wish to receive Intier Automotive's 2004 interim financial mailings should send their address information as set out below to:

Lisa Huestis Office of the Corporate Secretary Intier Automotive Inc. 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Fax: (905) 898-6053

Materials can also be obtained through our website http://www.intier.com at any time.

Company Code IAIQ - ISIN #CA46115N1042	April , 2004

To receive interim financial reports of Intier Automotive Inc., please PRINT your name and address in the space below and return this notice to Intier Automotive. Please note that interim reports and annual reports are available on our website.

NAME OF NON-REGISTERED SHAREHOLDER

MAILING ADDRESS

Postal Code/Zip Code

SIGNATURE